Exhibit 99.1

Immuron Reports Record Revenue
Exceeding AU$2 million for the FY18 year

Key Highlights:

●	Global Immuron Ltd sales revenue reached an AU$2million milestone continuing its upward trend and enjoying a 29% sales increase compared to FY17.
●	US Travelan® sales continue to exceed expectations growing to AU$765k which represents a 114% increase over FY17.
●	In Australia Travelan® also produced an outstanding full year result achieving a 19% increase in sales revenue.

Melbourne, Australia, July 25, 2018: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases, is today pleased to announce the sales results of Travelan®, its commercially available, over-the-counter gastrointestinal and digestive health supplement, for the fiscal year ended June 30th, 2018.

The strong sales of Travelan® in the previous three quarters continued into the fourth quarter in both Australia and the US, enabling Immuron Ltd to achieve AU$2million in sales revenue for FY18. This represents a 29% increase over FY17.

US Travelan® sales performance continued its robust performance achieving full year sales of AU$765k which is an outstanding 114% increase over FY17. Overall results were assisted by exceptional fourth quarter sales of AU$265k which is a 47% increase over the same period last year.

In Australia, fourth quarter Travelan® sales also enjoyed success achieving AU$350k, a 53% increase over the same period last year. Full year sales results for Australia achieved a 19% increase over FY17.

“We are excited to see consistently improving sales growth for Travelan® in Australia and more importantly in the USA” said Dr Jerry Kanellos, CEO of Immuron Ltd. “Our focused marketing efforts demonstrated by the team are helping to build awareness and educate both consumers and travel medicine clinicians on the benefits of Travelan®. We are confident that our sales growth will continue as our marketing strategy builds upon this exposure”.

COMPANY CONTACT: Jerry Kanellos Chief Executive Officer (Interim) Ph: +61 (0)3 9824 5254 jerrykanellos@immuron.com	USA INVESTOR RELATIONS: Jon Cunningham RedChip Companies, Inc. US Ph: +1 (407) 644 4256, (ext. 107) jon@redchip.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of Travelers’ Diarrhea and its lead clinical candidate, IMM-124E, is in Phase II clinical trials for Non-Alcoholic Steatohepatitis (NASH), Severe Alcoholic Hepatitis (SAH) and Pediatric Nonalcoholic Fatty Liver Disease (NAFLD). Immuron’s second clinical stage asset, IMM-529, is targeting Clostridium difficile Infections (CDI). These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the global immunotherapy market.

For more information visit: http://www.immuron.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travellers’ diarrhoea. Travelan® is a highly purified tabletised preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarhoea-causing bacteria and prevent colonization and the pathology associated with travellers’ diarrhoea. In Australia Travelan® is approved by the Therapeutic Goods Administration (TGA) as a listed medicine on the Australian Register of Therapeutic Goods (AUST L106709) and is indicated to reduce the risk of travellers’ diarrhoea and associated symptoms of minor gastrointestinal disorders. In the USA Travelan® is sold as a dietary supplement in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA).

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.